EXHIBIT 4(c).15

Dated 22 October 2014

NATIONAL GRID

and

NATIONAL GRID USA

and

DEAN SEAVERS

EMPLOYMENT AGREEMENT

Linklaters LLP

One Silk Street

London EC2Y 8HQ

Telephone (+44) 20 7456 2000

Facsimile (+44) 20 7456 2222

Ref SKD/JH

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i

This Employment Agreement (this “Agreement”) is made 2014 among:

(1)	NATIONAL GRID PLC incorporated in the UK with registered number 04031152 whose registered office is at 1-3 The Strand, London WC2N 5EH (the “Parent”);

(2)	NATIONAL GRID USA, a wholly-owned subsidiary of the Parent (the “Company”), and

(3)	DEAN SEAVERS (the “Executive”).

This Agreement records the terms on which the Executive will serve the Parent and the Company.

1	Interpretation

In this Agreement (and any schedules to it):

1.1	Definitions

“Board” means the board of directors of the Parent from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this Agreement;

“Employment” means the employment governed by this Agreement;

“Group” means the Parent, its ultimate holding company from time to time and the Parent’s associates (as defined in section 435 of the Insolvency Act 1986) from time to time;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Listing Rules” means the listing rules made by the Financial Services Authority in exercise of its functions as competent authority pursuant to Part VI of the Financial Services and Markets Act 2000;

“Role Appointment Date” means 1 April 2015; and

“Subsidiary and Holding Company” mean ‘subsidiary’ and ‘holding’ company as defined in Section 1159 of the Companies Act 2006, provided that where a holding company creates security over the shares of a subsidiary that subsidiary shall be deemed not to cease being a subsidiary of the holding company solely as a result of that security.

2	Commencement of Employment

2.1	The Employment will start on 1 December 2014 (the “Commencement Date”). The Employment will continue until termination in accordance with the provisions of this Agreement.

2.2

The Executive represents and warrants to the Company that he is not prevented from taking up the Employment or from performing his duties in accordance with the terms of this Agreement by any obligation or duty owed to any other party, whether contractual or otherwise.

3	Appointment and Duties of the Executive

3.1	The Executive will serve the Company from the Commencement Date and shall work in preparation for taking up his role as Executive Director and President of National Grid

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USA, and shall take up and serve in the role of Executive Director and President of National Grid USA with effect from the Role Appointment Date or in any other executive capacity as the Executive and the Company may agree from time to time in writing.

3.2

With effect from the Role Appointment Date the Parent shall appoint the Executive as, and the Executive agrees to serve as, an Executive Director of the Parent (it being understood that the Executive’s continuing service as an Executive Director is subject to the vote of the Parent’s shareholders at the applicable annual general meeting).

3.3	The Executive will:

3.3.1	devote the whole of his business time, attention and skill to the Employment;

3.3.2	properly perform his duties and exercise his powers;

3.3.3	accept any offices or directorships in Group Companies as reasonably required by the Company;

3.3.4	comply with all reasonable policies, rules and regulations issued by the Company or the Parent which are applicable to him;

3.3.5	obey the reasonable and lawful directions of the Board; and

3.3.6	use his best endeavours to promote the interests and reputation of every Group Company.

3.4	The Executive accepts that with his consent (which he will not unreasonably withhold or delay):

3.4.1

the Company or the Parent may require him to perform duties for any other Group Company whether for the whole or part of his working time. In performing those duties Clause 3.3.4 will apply as if references to the Company are to the appropriate Group Company. The Company will remain responsible for the payments and benefits he is entitled to receive under this Agreement (however, the actual payments and benefits may be delivered by any Group Company) and;

3.4.2	the Company may transfer the Employment to any other Group Company.

3.5

The Executive will keep the Board (and, where appropriate, the board of directors of any other Group Company) fully informed of his conduct of the business, finances or affairs of the Company or any other Group Company in a prompt and timely manner, as requested by the Board from time to time. He will provide information to the Board in writing if requested.

3.6

The Executive will promptly, where legally permissible, disclose to the Board full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee’s employment by the relevant Group Company or to the interests or reputation of any Group Company.

4	Hours

4.1

The Executive will comply with the Company’s normal hours of work and will also work any additional hours which may be reasonably necessary to perform his duties to the satisfaction of the Board. He will not receive any further remuneration for any hours worked in addition to the normal working hours.

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4.2

The Executive and the Company agree that the Executive is a managing executive for the purposes of the Working Time Regulations 1998 (the “Regulations”) and is able to determine the duration of his working time himself. As such, the exemptions in Regulation 20 of the Regulations will apply to the Employment.

5	Interests of the Executive

5.1

The Executive will disclose promptly in writing to the Board all his interests (for example, shareholdings or directorships) in any businesses whether or not of a commercial or business nature except his interests in any Group Company.

5.2

Subject to Clause 5.3, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the Company or with the written consent of the Board).

5.3

The Executive may not hold or be interested in investments which amount to more than three per cent of the issued investments of any class of any one company, whether or not those investments are listed or quoted on any recognized Stock Exchange or dealt in on the Alternative Investments Market.

5.4

The Executive will comply (and will advise that his spouse and dependent children) comply with all rules of law pertaining to insider trading, including Part V of the Criminal Justice Act 1993, the Model Code as set out in the annex to Chapter 9 of the Listing Rules as amended from time to time and rules or policies applicable to the Group from time to time in relation to the holding or trading of securities.

6	Location

The Executive will work at the Boston area office of the Company provided he shall travel from time to time as required by the Board. He will be required to travel and work outside the United States from time to time but unless otherwise agreed with the Board will not be required to live nor maintain his primary working office location outside the United States.

7	Base Salary and Benefits

7.1

The Company will pay the Executive an annual base salary of USD 1,000,000. Base salary will accrue from day to day and will be paid in accordance with the Company’s payroll practices as they exist from time to time. Salary will be reviewed annually, normally commencing in June of each year. The first review will take place in June 2015.

7.2

Subject to the Executive’s appropriate confirmation of lost compensation from his previous employer (to be determined by the Company), the Company will pay the Executive USD500,000 in cash, payable in two instalments:

7.2.1	The first instalment of USD 250,000 will be paid within one month of the Commencement Date; and

7.2.2	The second and final instalment of USD 250,000 will be paid one year following the Commencement.

Both instalments are conditional upon the Executive being employed by the Company at the time of payment and should the Executive resign within 12 months of either payment being made, the Executive will be required to pay the relevant amount.

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Both instalments are non-pensionable, but are subject to applicable tax withholdings.

7.3

The salary referred to in Clause 7.1 will be inclusive of any remuneration or fees which the Executive is or becomes entitled to as an office holder in the Company or any Group Company or any other company in which the Executive becomes an office holder as part of or in connection with his duties under this Agreement. To achieve this:

7.3.1	the Executive will repay any fees he receives to the Company; or

7.3.2	his base salary will be reduced by the amount of those fees; or

7.3.3	a combination of the methods set out in Clauses 7.3.1 and 7.3.2 will be applied.

7.4

The Executive may, at the discretion of the Remuneration Committee of the Board, be invited to participate in any bonus plan operated by the Company from time to time. If so invited, the Executive’s participation in such bonus plan and the amount (if any) payable under it will be at the discretion of the Remuneration Committee and/or in accordance with the rules of that plan from time to time in force. Participation in a bonus plan for one year does not entitle the Executive to participation in any bonus plan for any other year.

7.5

In order to comply with remuneration laws, rules, regulations or applicable regulatory requirements or guidance, any variable pay which the Executive is awarded may be subject to reduction (i.e. “malus” or “performance adjustment”) or recovery (i.e. “clawback”). The terms of such reduction or recovery will be communicated to the Executive at the time of award. By signing this Agreement the Executive agrees to such reduction or recovery in respect of any variable pay which the Executive is awarded.

7.6

The Executive shall be eligible to participate in the Company’s Defined Contribution Pension Plan and Defined Contribution Supplemental Retirement Plan in accordance with their respective terms and conditions.

7.7	The Executive is entitled to 25 days’ paid vacation each year in accordance with the Company’s vacation policy.

7.8

The Executive shall be eligible to participate in employee benefit and welfare plans, including plans providing retirement benefits, medical, dental, hospitalization, life or disability insurance, on the same basis as provided to similarly situated senior executives of the Parent (except as determined by the Remuneration Committee of the Board). For purposes of this Agreement, “employee benefit and welfare plans” do not include any severance, termination or redundancy plan, program or arrangement operated by any member of the Group.

7.9	The Executive will receive an annual allowance of USD 8,000 towards financial planning and/or tax preparation advice. This annual allowance will be paid to the Executive in January each year.

7.10

The Executive will also be eligible for relocation benefits in accordance with the Company’s Relocation Policy. For the avoidance of doubt, this includes a payment or payments to cover the cost of a rental property in Waltham area for a period up to six months.

8	Expenses

8.1

The Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this Agreement, provided that these are incurred in accordance with Company policy from time to time. The Company will require the

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Executive to produce receipts or other documents as proof that he has incurred any expenses he claims.

8.2	If the Executive is provided with a credit or charge card by the Company this must only be used for expenses which he incurs in performing the duties of the Employment.

9	Confidentiality

9.1

Without prejudice to the common law duties which he owes to the Group the Executive agrees that he will not, except in the proper performance of his duties, copy, use or disclose to any person any of the Group’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorized disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorized copying, use or disclosure of such information.

For the purposes of this Agreement, trade secrets and confidential information include but will not be limited to technical data, know-how, information technology and know-how relating to the Group, customer lists, pricing information, information relating to the Group’s marketing and financial strategies, marketing materials, financial information and any other information concerning the affairs of the Group or the personnel of the Group which is for the time being confidential, which the Executive is told is confidential or which by its nature is obviously confidential and whether such information is in written, oral, visual, electronic or any other form.

9.2

In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of Clause 9.1 and Clause 9.1 will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as Clause 9.1 with any amendments necessary to give effect to this provision.

9.3

Nothing in this Agreement should or will prevent the Executive from raising any concerns in accordance with the provisions of the National Grid Standards of Ethical Business Conduct and the Requirement for Written Codes of Ethics for Employees (incorporating Whistleblowing Protection), or from disclosing confidential information as required by applicable law.

10	Intellectual Property

10.1

The Executive must disclose immediately to the Company any discovery or invention, secret process or improvement in procedure made or discovered by the Executive during his employment in connection with or in any way affecting or relating to the business of the Company or any Group Company or capable of being used or adapted for use in or in connection with any such company (“Inventions”) which Inventions will belong to and be the absolute property of the Company or such other person, firm, company or organization as the Company may require.

10.2

If requested by the Board (whether during or after the termination of his employment) the Executive will at the expense of the Company apply or join in applying for letters patent or other similar protection in the United States, the United Kingdom or any other part of the world for all Inventions and will do everything necessary (including executing

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documents) for vesting letters patent or other similar protection when obtained and all right and title to and interest in all Inventions in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organization as the Company may require.

10.3

The Executive will (both during and after the termination of his employment) at the Company’s expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Board to defend or protect for the benefit of the Company all Inventions and the right and title of the Company to them.

10.4

The entire copyright and all similar rights (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the Executive in the course of or in connection with his employment (“Works”) will vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

10.5

The Executive will (both during and after the termination of his employment) at the Company’s request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Board to assure, define or protect the rights of the Company in all Works.

10.6

The Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of his own computer files into any computer used by any Group Company in breach of any Group Company policy, unless he has obtained the consent of the Board.

10.7

By entering into this Agreement the Executive irrevocably appoints the Company to act on his behalf to execute any document and do anything in his name for the purpose of giving the Company (or its nominee) the full benefit of the provision of Clause 10 or the Company’s entitlement under statute. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause 10.7, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

11	Termination and Suspension

11.1	The Employment will continue until terminated by either party giving written notice as set out in Clause 11.2.

11.2	Either party may terminate the Employment by giving not less than 12 months’ written notice to the other.

11.3

Except as otherwise agreed by the Executive and the Company, notwithstanding the other provisions of this Agreement and in particular Clause 11.2, this Agreement will automatically terminate at the end of the Company’s fiscal year in which the Executive’s 65th birthday occurs.

11.4

The Company may at its sole and absolute discretion pay base salary alone (as referred to in Clause 7.1, at the rate in force at the time such payment is made) in lieu of any unexpired period of notice (less any deductions the Company is required by law to make). Any payment by the Company in lieu of any unexpired period of notice will be made as soon as practicable and, in any event, completed no later than the 15th day of the third month following the later of the end of the calendar year or the Company fiscal

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year that occurs immediately following initial notice under Clause 11.2. The Executive is not entitled to participate in or benefit from any severance, termination or redundancy plan, program or arrangement maintained by any Group Company; for the avoidance of doubt, this is notwithstanding anything to the contrary that may be contained in such severance, termination or redundancy plan, program or arrangement.

11.5

Notwithstanding the above, the Company reserves the right to apply a mitigation strategy in respect of any payment in lieu of notice in line with the Company’s remuneration policy and applicable corporate governance requirements from time to time.

11.6

The Company may terminate the Employment by giving written notice to take immediate effect whether or not the Executive’s entitlement to sick pay, contractual or otherwise, has been exhausted if the Executive does not perform the duties of the Employment for a period of 364 days (whether or not consecutive) in any period of two years. This notice can be given whilst the Executive continues not to perform his duties or on expiration of the 364 day period. In this clause, ‘days’ includes Saturdays, Sundays and public holidays.

11.7	The Company may terminate the Employment by giving written notice to take immediate effect if the Executive:

11.7.1	has not performed his duties under this Agreement to the standard required by the Board; or

11.7.2	commits any serious or persistent breach of his obligations under this Agreement; or

11.7.3	does not comply with any material term of this Agreement; or

11.7.4	does not comply with any lawful order or direction given to him by the Board; or

11.7.5	is guilty of any gross misconduct or conducts himself (whether in connection with the Employment or not) in a way which is harmful to any Group Company; or

11.7.6	is guilty of dishonesty or is convicted of an offense (other than a motoring offence which does not result in imprisonment) whether in connection with the Employment or not; or

11.7.7	commits (or is reasonably believed by the Board to have committed) a breach of any legislation in force which may affect or relate to the business of any Group Company; or

11.7.8

becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or

11.7.9	becomes disqualified from being a director of a company or the Executive’s directorship of the Parent terminates without the consent or concurrence of the Parent; or

11.7.10	fails to maintain or becomes disqualified from maintaining registration with any regulatory body, membership of which is reasonably required by the Company for the Executive to carry out his duties.

11.8	Where the Company terminates the Employment by giving written notice to take immediate effect in accordance with either Clause 11.6 or 11.7 (or in the case of the

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Executive’s death), for the avoidance of doubt there is no obligation to give notice as set out in Clause 11.1 or any other period of notice or to make any payment in lieu of notice.

11.9	The Executive will have no claim for damages or any other remedy against the Company if the Employment is terminated for any of the reasons set out in clause 11.6 or 11.7.

11.10	When the Employment terminates the Company may deduct from any money due to the Executive (including remuneration) any amount which he owes to any Group Company.

11.11

The Company may suspend the Executive from the Employment on full base salary at any time, and for any reason for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly) and to conduct any related disciplinary proceedings and such suspension shall not entitle the Executive to claim that he has been constructively dismissed.

11.12

As a condition to making the payments and providing the benefits stated in this clause 11, the Company may require the Executive to execute and deliver a general release in which he (i) releases all claims that he may have in respect of his employment against any Group Company and any of their respective past or present officers, directors or employees other than his rights under this Agreement or another agreement into which he and the Company subsequently enter and (ii) covenants that he has not filed and will not file any civil action, suit, arbitration, administrative charge, or legal proceeding against any of the released parties in respect of the released claims.

11.13

Unless the Group waives this requirement, the termination of the Employment for any reason will constitute the Executive’s resignation from (1) any director, officer or employee position he then has with any Group Company and (2) all fiduciary positions (including as trustee) he holds with respect to any pension plans or trusts established by any Group Company. The Executive agrees that this Agreement will serve as his written notice of resignation in this circumstance.

12	Garden Leave

12.1

Neither the Company nor any Group Company is under any obligation to provide the Executive with any work. At any time after notice to terminate the Employment is given by either party under Clause 11 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may, at its absolute discretion, require the Executive to take a period of absence called “garden leave” for a maximum period of six months (the “Garden Leave Period”). The provisions of this clause shall apply to any Garden Leave Period.

12.2

The Company may require that the Executive will not, without prior written consent of the Board, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature during the Garden Leave Period. Further, if so requested by the Company, the Executive will not:

12.2.1	enter or attend the premises of the Company or any other Group Company; or

12.2.2

contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company (other than purely social contract); or

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12.2.3

contact or have any communication with any employee, officer, director, agent or consultant of the Parent or any other Group Company in relation to the business of the Parent or any other Group Company; or

12.2.4	remain or become involved in any aspect of the business of the Parent or any other Group Company except as required by such companies.

12.3	The Company may require the Executive:

12.3.1	to comply with the provisions of Clause 15; and

12.3.2

to immediately resign from any directorship, trusteeships or other offices which he holds in the Parent, any other Group Company or any other company where such directorship or other office is held as a consequence or requirement of the Employment, unless he is required to perform duties to which any such directorship, trusteeship or other office relates in which case he may retain such directorships, trusteeships or other offices while those duties are ongoing. The Executive hereby irrevocably appoints the Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this Clause 12.3.2.

12.4

During the Garden Leave Period, the Executive will be entitled to receive his base salary and all contractual benefits (excluding bonuses) in accordance with the terms of this Agreement. Any unused vacation accrued at the commencement of the Garden Leave Period and any vacation accrued during any such period will be deemed to be taken by the Executive during the Garden Leave Period.

12.5

At the end of or at any time during the Garden Leave Period, the Company may, in it’s sole and absolute discretion, pay the Executive base salary alone (as defined in Clause7.1) in lieu of the balance of any period of notice given by the Company or the Executive (less any deductions the Company is required by law to make). In any event, and in accordance with Clause 11.4, the Company’s payment in lieu of the unexpired period of notice will be completed no later than the 15th day of the third month following the later of the end of the calendar year or the Company fiscal year that occurs immediately following initial notice under Clause 11.2.

12.6	During the Garden Leave Period:

12.6.1

the Executive shall provide such assistance as the Company or any Group Company may require to effect an orderly handover of his responsibilities to any individual or individuals appointed by the Company or any Group Company to take over his role or responsibilities;

12.6.2

the Executive shall make himself available to deal with requests for information, provide assistance, be available for meetings and to advise on matters relating to work (unless the Company has agreed the Executive may be unavailable for a period); and

12.6.3	the Company may appoint another person to carry out his duties in substitution for the Executive.

12.7

All duties of the Employment (whether express or implied), including without limitation the Executive’s duties of fidelity, good faith and exclusive service, shall continue throughout the Garden Leave Period save as expressly varied by this Clause 12.

12.8	The Executive agrees the exercise by the Company of its rights pursuant to this Clause 12 shall not entitle the Executive to claim that he has been constructively dismissed.

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13	Restrictions after Termination of Employment

13.1	In this Clause;

“Prohibited Area” means the United States and any other country in the world in which the Company or any Group Company has material business interests in the period of 12 months ending on the Relevant Date;

“Relevant Date” means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period;

“Restricted Period” means the period of 12 months (less any Garden Leave Period) commencing on the Termination Date;

“Significant Customer” means any party with respect to whom the Company or any Group Company derives, or expects to derive, revenue which represents 1 per cent or more of the revenue of the Group for the applicable fiscal year; and

“Termination Date” means the Executive’s last date of employment with the Group.

13.2

The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers, clients and employees of the Group during the course of the Employment. To protect these interests of the Company, the Executive agrees with the Company that he will be bound by the following covenants:

13.2.1

during the Restricted Period and within the Prohibited Area he will not be employed in, or carry on for his own account or for any other person, whether directly or indirectly, (or be a director of any company engaged in) any business which, by virtue of its location or otherwise, is or is about to be in competition with any business of the Company or any other Group Company being carried on by such company at the Relevant Date provided he was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date;

13.2.2

during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly) canvass or solicit in competition with the Company or any other Group Company or deal with or otherwise accept in competition with the Company or any Group Company the business of any customer which is or is about to become a Significant Customer at the Relevant Date; and

13.2.3

during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly), entice or try to entice away from the Company or any other Group Company any person who was senior employee, director, officer, agent, senior consultant or senior associate of such a company at the Termination Date and who had been senior employee, director, officer, agent, senior consultant or senior associate at any time during the six months prior to the Relevant Date and with whom he had worked closely at any time during that period.

13.3

Each of the paragraphs contained in Clause 13.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

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13.4

Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

13.5

Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 13 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company.

13.6	Any termination of the Employment or of this Agreement (or breach of this Agreement by the Executive, the Company or the Parent) shall have no effect on the continuing operation of this Clause 13.

13.7

The parties hereto acknowledge that the potential restrictions on the Executive’s future employment imposed by this Clause 13 are reasonable in both duration and geographic scope and in all other respects. If for any reason any court of competent jurisdiction shall find any provisions of this Clause 13 unreasonable in duration or geographic scope or otherwise, the Executive and the Company agree that the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law in such jurisdiction.

13.8

The parties acknowledge that this Agreement would not have been entered into and the benefits described in Clause 7 would not have been promised in the absence of the Executive’s promises under this clause 13.

13.9	In the event that the Executive breaches Clause 13.2.1, 13.2.2, or 13.2.3, the Company’s obligation to make or provide payments or benefits under Clause 7 and 12 shall cease.

13.10

Before the Executive either applies for or accepts employment with any other person or entity while any of Clause 13.2.1, 13.2.2, or 13.2.3 is in effect, the Executive will provide the prospective employer with written notice of the provisions of this Clause 13 and will deliver a copy of the notice to the Company.

13.11

The Executive agrees not to take any action that is intended to harm the Group or its reputation or which leads to unwanted or unfavourable publicity to the Group or make any public statement that disparages any member of the Group or any of their respective past or present executive officers or directors.

14	Offers on Liquidation

The Executive will have no claim against the Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganization of the Company and the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganization and the new terms of employment offered to the Executive are no less favourable to him than the terms of this Agreement.

15	Return of Company Property

15.1	At any time during the Employment (at the request of the Company) and in any event when the Employment terminates, the Executive will immediately return to the Company:

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15.1.1

all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information, other than his employment and deferred compensation documents; and

15.1.2	all other property belonging or relating to any of the Group Companies.

15.2	If the Executive commences Garden Leave in accordance with Clause 12 he may be required to comply with the provisions of Clause 15.1.

16	Directorships

16.1

The Executive’s office as a director of the Parent or any other Group Company is subject to the Articles of Association or Certificate of Incorporation of the relevant company (as amended from time to time). If the provisions of this Agreement conflict with the provisions of the Articles of Association or Certificate of Incorporation, the Articles of Association or Certificate of Incorporation will prevail.

16.2	The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

16.3

If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with Clause 16.2, the Company will be appointed as his attorney to effect his resignation. By entering into this Agreement, the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with Clause 16.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause 16.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove the act or thing falls within that authority.

16.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this Agreement by the Company.

16.5	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

16.6	The Executive must not resign his office as a director of any Group Company without the agreement of the Parent.

17	Taxes, Withholding and Section 409A.

The Executive and the Group will treat all payments to under this Agreement as compensation for services. Accordingly, the Group may withhold from any payment any taxes that are required to be withheld under any applicable law, rule or regulation. Each instalment payment under this Agreement payable on a payroll date shall constitute a separate payment for purposes of Section 409A of the Internal Revenue Code. Notwithstanding anything to the contrary in this Agreement, any payments that become payable under Section 12 of this Agreement on account of the Company placing the Executive on “garden leave” and any payments in lieu of any unexpired period of notice will be completed no later than the 15th day of the third month following the later of the end of the calendar year or the Company fiscal year that occurs immediately following initial notice under Clause 11.2. Any amounts payable to the Executive in kind, or as

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reimbursement of expenses, shall be paid not later than the last day of the year following the year in which the reimbursable expense is incurred, the amount payable in one year shall not be affected by the amount payable in another year, and no other amount shall be paid in substitution for such amounts.

18	Notices

18.1

Any notices given under this Agreement must be given by letter or email. Notice to either the Parent or the Company must be addressed to its respective registered office at the time the notice is given, and may be emailed to a director of such company other than the Executive. Notice to the Executive must be given to him personally or sent to his last known address or emailed to his last known email address, with a copy to Evan Belosa, Esq., Cadwalader, Wickersham & Taft, PPL, 1 World Financial Center, New York, New York 10281 or by email to Evan.Belosa@cwt.com.

18.2

Except for notices given by hand, notices given by post will be deemed to have been given on the next working day after the day of posting and notices sent by email shall be deemed to have been received only when a “read receipt” has been received by the sender confirming that the relevant email has been opened.

19	Data Protection Act 1998

19.1

For the purposes of the Data Protection Act 1998 (the “Act”) the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Company for all purposes relating to the performance of this Agreement including, but not limited to:

19.1.1	administering and maintaining personnel records;

19.1.2	paying and reviewing base salary and other remuneration and benefits;

19.1.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

19.1.4	undertaking performance appraisals and reviews;

19.1.5	maintaining sickness and other absence records;

19.1.6	taking decisions as to the Executive’s fitness for work;

19.1.7

providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

19.1.8	providing information to future purchasers of the Company or of the business in which the Executive works; and

19.1.9	transferring information concerning the Executive to a country or territory outside the European Economic Area.

19.2

The Executive acknowledges that during his Employment he will have access to and process, or authorize the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued from time to time.

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20	Governing Law and Jurisdiction

20.1

This Agreement and any documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with it and any such documents shall be governed by the law of England and Wales.

20.2

The parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and any documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and any documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

20.3

This Agreement will be binding on, inure to the benefit of and be enforceable by the parties and their respective heirs, personal representatives, successors and assigns. This Agreement does not confer any rights, remedies, obligations or liabilities to any entity or person other than the parties hereto and their permitted successors and assigns.

21	Miscellaneous

21.1

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

21.2	This Agreement may only be modified by the written agreement of the parties.

21.3	The Executive cannot assign this Agreement to anyone else.

21.4

References in this Agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

21.5	The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

21.6	The Company may withhold from any amounts payable under this Agreement any applicable withholding in respect of federal, state, local or foreign taxes.

21.7

This Agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this Agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this Agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

21.8	Neither party’s rights or powers under this Agreement will be affected if:

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21.8.1	one party delays in enforcing any provision of this Agreement; or

21.8.2	one party grants time to the other party.

21.9	References to any statutory provisions include any modifications or re-enactments of those provisions.

21.10	Headings will be ignored in construing this Agreement.

21.11

If either party agrees to waive his or its rights under a provision of this Agreement, that waiver will only be effective if it is in writing and it is signed by him or it. A party’s agreement to waive any breach of any term or condition of this Agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

21.12

The Executive hereby confirms that the execution of this Agreement and performance of his obligations under this Agreement do not and will not conflict with, violate the terms of, or constitute a default under, and will be in compliance with any agreement or instrument to which he is a party or by which he is bound, or to which he is subject. The Executive further confirms that he is not party to any employment contract, confidentiality agreement or other agreement that contains any restriction that will affect the performance of his duties hereunder as of the Commencement Date. Executive represents that (A) his negotiations with the Group have not interfered with his duties as an employee, partner or member of another entity, (B) he has not and will not solicit or encourage any employee of another entity to leave such entity’s employment in violation of any agreement between such entity and the Executive and (C) he has not, and will not, use, retain or disclose to the Group any confidential information of another entity.

21.13	The Executive shall be covered by the indemnity policies, by-laws and procedures applicable to senior executives of the Company.

21.14	This Agreement is in consideration of the mutual covenants contained in it.

21.15	The parties hereto acknowledge the receipt and sufficiency of the consideration to this Agreement and intend this Agreement to be legally binding.

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Executed 2014 on behalf of
NATIONAL GRID PLC	}	/s/ Steve Holliday

NATIONAL GRID USA	}	/s/ Roger G. Young

BY SIGNING This Agreement, I HEREBY CERTIFY THAT I (A) HAVE RECEIVED A COPY OF THIS AGREEMENT FOR REVIEW AND STUDY BEFORE SIGNING IT, (B) HAVE READ THIS AGREEMENT CAREFULLY BEFORE SIGNING IT, (C) HAVE HAD SUFFICIENT OPPORTUNITY TO REVIEW THE AGREEMENT WITH ANY ADVISOR I DESIRED TO CONSULT, INCLUDING LEGAL COUNSEL, (D) HAVE HAD SUFFICIENT OPPORTUNITY BEFORE SIGNING IT TO ASK ANY QUESTIONS ABOUT THIS AGREEMENT AND HAVE RECEIVED SATISFACTORY ANSWERS TO ALL SUCH QUESTIONS, AND (E) UNDERSTAND MY RIGHTS AND OBLIGATIONS UNDER THIS AGREEMENT.

/s/ Dean Seavers
Executed 22/10/2014 by DEAN SEAVERS in the presence .	}

Witness’s signature		/s/ Mathew V. Moore

Name Mathew V Moore

Address of: 296 State Street , Boston MA

Occupation		Hotel Mgr & Notary Public

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